

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 11, 2011

Mr. William George
Executive Vice President and Chief Financial Officer
Comfort Systems USA, Inc.
675 Bering Drive, Suite 400
Houston, TX 77057

> **RE: Comfort Systems USA, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30,**
> **2010 and September 30, 2010**
> **Form 8-K/A Filed on October 6, 2010**
> **Schedule 14A Filed on April 16, 2010**
> **File No. 1-13011**

Dear Mr. George:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief